# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CI&T Inc, CIK 0001868995
CUSIP: G21307106
Title of class of securities: Class A common shares
Address of issuer's principal executive offices: Estrada Giuseppina Vianelli de Napoli, 1455C pavimento superior, Globaltech, Campinas - SP, Brazil (D5), 13086-530
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001106191

## Reporting persons
- GMT Capital Corp.: type of reporting person: investment adviser (IA); citizenship or place of organization: Georgia (GA); sole voting power 0; shared voting power 1,213,061; sole dispositive power 0; shared dispositive power 1,213,061; aggregate amount beneficially owned 1,213,061 (5.1% of the class)
  Comment: Calculated based on the 23,802,836 shares of Class A common shares of the Issuer (the "Class A Shares") outstanding as of December 31, 2025, as reported on the Issuer's Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2026.
- Thomas E. Claugus: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,213,061; sole dispositive power 0; shared dispositive power 1,213,061; aggregate amount beneficially owned 1,213,061 (5.1% of the class)
  Comment: Calculated based on the 23,802,836 shares of Class A common shares of the Issuer (the "Class A Shares") outstanding as of December 31, 2025, as reported on the Issuer's Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2026.

## Item 1. Issuer
Name of issuer: CI&T Inc
Address of issuer's principal executive offices: The principal executive office of the Issuer is Estrada Giuseppina Vianelli de Napoli, 1455C, pavimento superior, Globaltech, Sao Paulo, Brazil.

## Item 2. Person Filing
Name of person filing:
i) GMT Capital Corp. ("GMT Capital") with respect to shares of Class A Shares directly owned by each of Bay Resource Partners, L.P. ("Bay"), Bay II Resource Partners, L.P. ("Bay II"), Bay Resource Partners Offshore Master Fund, L.P. ("Bay Offshore") and certain sub-advisory and separate account clients advised by GMT Capital (together with Bay, Bay II and Bay Offshore, collectively, the "Managed Funds and Accounts").

ii) Thomas E. Claugus, the control person of GMT Capital, with respect to the shares of Class A Shares directly owned by the Managed Funds and Accounts.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 2859 Paces Ferry Road SE Suite 1710, Atlanta, GA 30339.
Citizenship:
GMT Capital is a Georgia corporation.
Mr. Claugus is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Rows 5 through 11 of each Reporting Person's cover page.
Percent of class: See Rows 5 through 11 of each Reporting Person's cover page.
Sole power to vote or to direct the vote: See Rows 5 through 11 of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Rows 5 through 11 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Rows 5 through 11 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Rows 5 through 11 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Thomas E. Claugus is the President of GMT Capital and in that capacity directs the operations of GMT Capital, including the voting and disposition of shares held by the Managed Funds and Accounts.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GMT Capital Corp.: /s/ Omar Z. Idilby, Omar Z. Idilby, General Counsel and CCO (05/15/2026)
- Thomas E. Claugus: /s/ Thomas E. Claugus, Thomas E. Claugus, Omar Z. Idilby, attorney in fact* (05/15/2026)
Comment: * Omar Z. Idilby is signing on behalf of Thomas E. Claugus as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by GMT Capital Corp. on Schedule 13G for Hudbay Minerals Inc. on 2/12/24.